UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed on November 3, 2015 by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of October 2015 in order to enhance the market liquidity of Luxottica Group’s ordinary shares. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A. in compliance with CONSOB’s market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity.

The Form in Italian is available on the Company’s website (www.luxottica.com) under the Company/Investors/Shareholding/Liquidity-Enhancement section and on the authorized central storage platform eMarket Storage at www.emarketstorage.com.

Trade date	Market	Type of Transaction (Purchase/Sale)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades

October 1, 2015	MTA	Purchase	21,484	Euro	61.43	47
October 1, 2015	MTA	Sale	6,516	Euro	62.43	20
October 2, 2015	MTA	Purchase	25,066	Euro	60.48	56
October 2, 2015	MTA	Sale	12,696	Euro	61.47	22
October 5, 2015	MTA	Sale	15,458	Euro	61.92	43
October 6, 2015	MTA	Purchase	7,005	Euro	61.50	18
October 6, 2015	MTA	Sale	12,350	Euro	61.95	35
October 7, 2015	MTA	Purchase	16,745	Euro	61.30	46
October 7, 2015	MTA	Sale	85	Euro	61.65	5
October 8, 2015	MTA	Purchase	6,650	Euro	60.62	16
October 8, 2015	MTA	Sale	27,465	Euro	61.37	72
October 9, 2015	MTA	Purchase	11,400	Euro	61.27	18
October 9, 2015	MTA	Sale	3,800	Euro	62.00	12
October 12, 2015	MTA	Purchase	8,650	Euro	61.08	23
October 12, 2015	MTA	Sale	8,256	Euro	61.66	32
October 13, 2015	MTA	Purchase	1,800	Euro	60.86	2
October 13, 2015	MTA	Sale	16,274	Euro	61.92	45
October 14, 2015	MTA	Purchase	17,100	Euro	61.57	44
October 14, 2015	MTA	Sale	11,400	Euro	62.10	21
October 15, 2015	MTA	Purchase	3,800	Euro	61.14	14
October 15, 2015	MTA	Sale	13,300	Euro	62.16	37
October 16, 2015	MTA	Purchase	950	Euro	62.60	2
October 16, 2015	MTA	Sale	4,750	Euro	62.88	12
October 19, 2015	MTA	Sale	25,468	Euro	63.73	97
October 20, 2015	MTA	Purchase	18,050	Euro	62.35	44
October 21, 2015	MTA	Sale	950	Euro	62.50	1
October 22, 2015	MTA	Purchase	2,155	Euro	61.63	9
October 22, 2015	MTA	Sale	31,650	Euro	63.44	74
October 23, 2015	MTA	Purchase	2,850	Euro	63.50	8
October 23, 2015	MTA	Sale	6,650	Euro	64.80	9
October 26, 2015	MTA	Purchase	3,670	Euro	64.48	15
October 26, 2015	MTA	Sale	12,350	Euro	65.44	49
October 27, 2015	MTA	Purchase	45,486	Euro	63.07	115
October 27, 2015	MTA	Sale	9,877	Euro	63.81	24
October 28, 2015	MTA	Sale	26,150	Euro	63.61	52
October 29, 2015	MTA	Purchase	4,750	Euro	63.58	11
October 29, 2015	MTA	Sale	4,850	Euro	64.15	14
October 30, 2015	MTA	Purchase	6,650	Euro	63.75	19
October 30, 2015	MTA	Sale	2,497	Euro	64.28	6

October 2015 Summary
Purchase/Sale	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	204,261	507
Sales	252,792	682

-END -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: November 4, 2015		MICHAEL A. BOXER
Group General Counsel